CARNIVAL CORPORATION
3655 N.W. 87th Avenue
Miami, FL 33178

February 25, 2026

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Barberena

Re:	Carnival Corporation Registration Statement on Form S-4 File No. 333-292990 Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Carnival Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on January 27, 2026 and as amended on February 20, 2026, be accelerated to February 27, 2026 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025 or Luke Jennings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3591.

*****

Very truly yours,

By:	/s/ Doreen Furnari
	Name:	Doreen Furnari
	Title:	Company Secretary